EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G to which this agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Nortek, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Strategic Value Partners, LLC		SVP Special Situations LLC

		By:	Strategic Value Partners, LLC
By:	Victor Khosla, Chief Investment Officer		By: Victor Khosla, Chief Investment Officer

By:	/s/ Victor Khosla	By:	/s/ Victor Khosla
Name: Victor Khosla		Name: Victor Khosla

Victor Khosla

By:	/s/ Victor Khosla
Name: Victor Khosla

Date: February 13, 2012